UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 28 2010
Washington, DC
110


10030580

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 05761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hutchinson, Shockey, Erley & Co. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams Street, Suite 1700
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Meier — (312) 443-1560
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hutchinson, Shockey, Erley & Co. and Subsidiary, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy A Meier
Signature

CFO / Treasurer
Title

Nancy J. Simenson
Notary Public 26th day of May 2010


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Hutchinson, Shockey, Erley & Co. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Hutchinson, Shockey, Erley & Co. and Subsidiary (the Company) as of March 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hutchinson, Shockey, Erley & Co. and Subsidiary as of March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
May 26, 2010

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2010

Assets

Cash	$ 97,267
Cash segregated under federal and other regulations	300,281
Receivables from broker-dealers and clearing organizations	514,531
Accrued interest receivable	519,906
Trading securities - pledged, at fair value	45,410,305
Office furnishings, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,949,314	1,536,604
Other assets	3,295,684
Total assets	$ 51,674,578

Liabilities and Shareholders' Equity

Liabilities	
Collateralized loans	$ 27,200,000
Payables to customers	163,370
Payable to clearing organization	2,690,190
Securities sold, not yet purchased, at fair value	27,170
Accrued expenses and other liabilities	8,770,571
Total liabilities	38,851,301
Shareholders' equity	
Common stock, $1 par value - 15,000 shares authorized; 12,995 shares issued and outstanding	12,995
Paid-in capital	1,122,394
Retained earnings	11,687,888
	12,823,277
Total shareholders' equity	$ 51,674,578

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts of Hutchinson Shockey, Erley & Co. (HSE) and its subsidiary, HSE Leasing, LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of operations: HSE is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). HSE deals in fixed income municipal debt securities as either an underwriter or broker, and clears all transactions through the Depository Trust and Clearing Corporation. HSE's customers are primarily banks and other financial institutions.

HSE Leasing, LLC was organized on November 20, 2009 as a limited liability company for the purposes of entering into, facilitating, and/or transferring municipal leases. HSE Leasing, LLC does not conduct any broker-dealer business.

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. In June 2009, the FASB issued *Accounting Standards Codification (Codification)* which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. This consolidated financial statement reflects the guidance in the Codification.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash segregated under federal regulations: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions: Securities transactions are recorded on trade date. Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as payable to clearing organization on the consolidated statement of financial condition.

Fair value of financial instruments: Trading securities and other financial instruments are recorded on trade date and reflected at fair value, or at carrying value that approximates fair value.

Derivative contracts: From time to time the Company enters into derivative contracts to mitigate the impact changes in interest rates may have on trading securities.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Underwriting transactions: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable. Underwriting expenses are recorded at the time the related underwriting revenues are recognized.

Depreciation and amortization: Depreciation on office furnishings, fixtures, and computer hardware are provided on a double declining-balance basis over seven years. Software is amortized over five years. Leasehold improvements are amortized using the estimated useful lives of the assets.

Income taxes: Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities which are expected to reverse at some future date. The Company records a valuation allowance to reduce its deferred tax asset when it is not more likely than not that such amounts will be realized. The Company is generally not subject to examination by U.S. federal, state, and foreign tax authorities for the tax years before 2007.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through March 31, 2010.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Under the Codification, inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 2. Fair Value of Financial Instruments (Continued)

The following table summarizes the Company's assets and liabilities measured for at fair value at March 31, 2010 using the fair value hierarchy:

	Level 1	Level 2	Total
Assets			
Trading securities - fixed income municipal securities	$ -	$ 45,410,305	$ 45,410,305
Other assets	2,921	12,449	15,370
Total assets at fair value	$ 2,921	$ 45,422,754	$ 45,425,675
Liabilities			
Securities sold not yet purchased - fixed income municipal securities	$ -	$ 27,170	$ 27,170
Total liabilities at fair value	$ -	$ 27,170	$ 27,170

Substantially all of the Company's other assets and lliabilities, except for office furnishings, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Payable to Clearing Organization

Payable to clearing organization include net unsettled regular way and delayed delivery transactions receivable of approximately $13,865,000 and payable of $16,555,000 at March 31, 2010.

Note 4. Collateralized Loans

Collateralized loans are borrowings from banks, payable on demand, and collateralized by trading securities. The Company had an available line of credit during the year ranging between $35,000,000 and $60,000,000. The average and maximum borrowings during the year were $26,481,000 and $43,600,000, respectively. During the year, the variable interest rate charged on borrowings under the line ranged from 2.50 percent to 4.00 percent. The interest rate on March 31, 2010 was 4.00 percent. At March 31, 2010, the Company had an available credit line of $60,000,000, of which it had utilized $27,200,000.

Note 5. Lease Agreements

The Company has operating lease agreements covering its offices in Chicago (lease through June 2019), Milwaukee (September 2013) and Phoenix (December 2012).

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals, excluding escalation charges and other operating costs, at March 31, 2010, are approximately as listed below:

Year Ending March 31	Minimum Lease Payments
2011	$ 306,000
2012	315,000
2013	308,000
2014	256,000
2015	248,000
Thereafter	1,141,000
	$ 2,574,000

The consolidated statement of financial condition reflects the deferred rent obligation that includes $857,074 of credits received by the Company. Base rentals are recognized as expense using the straight-line method.

Note 6. Capital Stock and Stock Repurchase Agreements

All shareholders are parties to stock purchase agreements (the Agreements). The Agreements provide that the Company has the right of first refusal in the event that a shareholder has an offer to sell his or her stock in the Company. Further, in the event of a shareholder's retirement, disability, death, or termination, the shareholder's stock is to be offered for repurchase by the Company, and the Company shall have the right to repurchase or elect to permit the remaining shareholders to purchase such shares proportionately. The repurchase price of the stock is based on book value, as defined in the Agreements.

The repurchase of shares by the Company may be limited by the net capital rules of the SEC.

Note 7. Benefit Plan

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company makes matching contributions and may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants.

Note 8. Income Taxes

A net deferred tax asset of approximately $269,000 included in other assets in the consolidated statement of financial condition includes gross deferred tax assets of $846,000 primarily attributable to available alternative net deferred minimum tax (AMT) credits and temporary differences, offset by a valuation allowance of $577,000. The AMT credits have no expiration date. A valuation allowance has been established for the portion of the deferred tax assets attributable to the AMT credits carried forward and nonrealizable as it is not more likely than not that such amounts will be realized.

Note 9. Commitments, Indemnifications and Contingent Liabilities

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of March 31, 2010, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's consolidated financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

Note 10. Off-Balance-Sheet Risk

Customer activities: In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfil its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event that the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring compliance with bank terms on a daily basis.

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due. In the event these counterparties do not fulfil their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits in financial institutions in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 11. Regulatory Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $250,000 or 6 2/3 percent of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Net capital and aggregate indebtedness change daily. At March 31, 2010, the Company's net capital, as defined, was $7,547,176, its required net capital was $578,558 and its ratio of aggregate indebtedness to net capital was 1.15 to 1.

Pursuant to SEC Rule 15c3-3, the Company had $300,281 of cash deposited in a special reserve bank account for the exclusive benefit of customers.

Note 12. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the consolidated financial statements were issued.

McGladrey & Pullen

Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

Board of Directors
Hutchinson, Shockey, Erley & Co. and Subsidiary
222 West Adams Street, Suite 1700
Chicago, Illinois 60606

Attention: Mr. Richard Funke

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC 7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2010, which were agreed to by Hutchinson, Shockey, Erley, & Co. and Subsidiary (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts of the audited financial statements for the year ended March 31, 2010, with the amounts reported in Form SIPC-7 for the year ended March 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
May 26, 2010

SIPC-7

(30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(30-REV 3/10)

For the fiscal year ended March 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

005761 FINRA MAR
HUTCHINSON SHOCKEY ERLEY & CO
ATTN NANCY MEIER
222 W ADAMS ST STE 1700
CHICAGO IL 60606-5399

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nancy Meier 312-443-1560

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 61,375.

B. Less payment made with SIPC-6 filed (exclude interest) (30,095.)

12/22/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 31,280.

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 31,280.

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 31,280.

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hutchinson, Shockey, Erley & Co.
(Name of Corporation, Partnership or other organization)

Nancy W Meier
(Authorized Signature)

Dated the 21 day of May, 20 10.

CFO/Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Apr 1, 2009
and ending Mar 31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 25,642,429.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	55,844.
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	55,844.
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,148,122	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	[illegible]
Total deductions	1,148,122.
2d. SIPC Net Operating Revenues	$ 24,550,151.
2e. General Assessment @ .0025	$ 61,375.

(to page 1 but not less than $150 minimum)